NXT Nutritionals Holdings, Inc.
56 Jackson Street
Holyoke, MA 01040

December 13, 2010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Scot Foley

Re:	NXT Nutritionals Holdings, Inc.
Registration Statement on Form S-1
Originally Filed April 21, 2010
File No. 333-166205

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) NXT Nutritionals Holdings, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on April 21,  2010 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after discussions with the Securities & Exchange Commission (the “Commission”).   No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212Very truly yours,

NXT NUTRITIONALS HOLDINGS, INC.

By:	/s/ Francis McCarthy
Francis McCarthy, Chief Executive Officer